SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Condensed Financial Statements

Net Serviços de Comunicação S.A.

September 30, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Condensed Financial Statements

A period ended on September 30, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Net Serviços de Comunicação S.A.

1.    We have performed a special review of the accompanying Quarterly Financial Information of Net Serviços de Comunicação S.A. (“Company”) for the three and nine-month periods ended September 30, 2010, comprised by the balance sheet and the related statements of comprehensive income, changes in stockholders’ equity and cash flows, related explanatory notes and the report on the Company’s performance. This Quarterly Financial Information is the responsibility of the Company’s management.

2.    Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Board of Accountancy (CFC), and it was comprised mainly by: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operational areas about the criteria adopted for the preparation of the Quarterly Financial Information; and (b) review of information and subsequent events which have, or could have, significant effects on the Company’s operations and financial position.

3.    Based on our review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to in paragraph 1 in order for it to comply with the accounting practices adopted in Brazil and with specific standards established by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Financial Information.

4.    As mentioned in Note 2, during 2009, CVM approved several accounting pronouncements, interpretations and guidances, which were issued by the Accounting Pronouncements Committee (CPC), with mandatory application for the year ending in 2010. These accounting pronouncements, interpretations and guidances changed the accounting practices adopted in Brazil. These changes was adopted by the Company for the preparation of its Quarterly Financial Information for the quarter ended September 30, 2010, as described in Note 2. The Quarterly Financial Information for the  quarter ended June 30, 2009 provided for comparison purposes, were adjusted to reflect the changes in the accounting practices adopted in Brazil with mandatory application for the year ending in 2010.

São Paulo, October 26, 2010.

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC-2SP015199/O-1

B. Alfredo Baddini Blanc	Leonardo Amaral Donato
Accountant CRC-1SP126402/O-8	Accountant CRC 1RJ090794/O-0-SP

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Condensed Balance Sheets

(In thousands of reais)

	Notes	09/30/2010	12/31/2009
ASSETS		(unaudited)
Current
Cash and cash equivalents	3	570,551	760,452
Receivables		76,642	59,872
Inventories		27,210	14,750
Related parties	9	14,344	20,107
Subsidiaries receivables schedule	9	43,389	58,823
Recoverable taxes	4	11,973	972
Prepaid expenses		14,376	18,660
Interest on stockholder's equity capital and dividend receivables	9	44,391	72,907
Rights for prepaid use	9	87,248	79,640
Other assets		6,880	5,266
Total current assets		897,004	1,091,449

Non-current

Judicial deposits		45,101	39,495
Receivables from related parties	9	174,947	119,673
Deferred income taxes	4	226,650	268,687
Recoverable taxes	4	65,284	61,302
Rights for prepaid use	9	267,098	300,135
Investments	5	2,114,500	1,867,806
Property, plant and equipment	6	1,129,452	902,494
Intangibles	7	2,406,595	2,408,552
Other non-current assets		1,492	4,355
Total non-current assets		6,431,119	5,972,499

Total assets		7,328,123	7,063,948

	Notes	09/30/2010	12/31/2009
LIABILITIES		(unaudited)
Current
Suppliers		139,841	117,738
Programming suppliers		85,550	64,957
Fiscal obligations		16,433	23,861
Payroll and related charges		113,334	101,771
Debt	8	63,586	38,674
Related parties	9	382,714	130,088
Copyrights accounts payable		56,988	44,502
Interest on stockholder's equity capital and dividend payables	9	-	2,627
Deferred revenues	9	72,134	68,266
Unrealized losses on derivatives	15	37,262	19,580
Other accounts payable		3,194	29,192
Total current liabilities		971,036	641,256

Non-current
Deferred taxes	4	183,110	183,884
Debt	8	1,807,660	2,001,630
Deferred revenues		230,112	260,177
Related parties	9	17,743	14,975
Provisions	10	422,786	427,950
Other accounts payable		14,011	26,561
Total non current liabilities		2,675,422	2,915,177

Stockholder's equity
Share capital	11	5,599,320	5,599,320
Capital reserves		153,168	153,168
Accumulated deficit		(2,070,823)	(2,244,973)
		3,681,665	3,507,515

Total liabilities and stockholder's equity		7,328,123	7,063,948

See accompanying notes to condensed financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Condensed statements of comprehensive income (unaudited)

(In thousands of Reais)

		Three months period ended September 30,		Nine months period ended September 30,
	Notes	2010	2009	2010	2009

Net Sales	13	466,970	76,294	1,359,488	229,310
Cost of services rendered		(288,472)	(33,733)	(807,169)	(78,901)
Gross profit		178,498	42,561	552,319	150,409

Operating income (expenses)
Selling expenses		(66,304)	(19,107)	(171,980)	(51,288)
General and administrative expenses		(63,998)	(12,379)	(199,636)	(53,236)
Depreciation and amortization		(25,789)	(19,539)	(78,710)	(47,978)
Other expenses, net		2,843	92	3,247	(1,692)
		(153,248)	(50,933)	(447,079)	(154,194)
Investments in subsidiaries
Equity	5	62,831	116,847	227,162	338,499
		62,831	116,847	227,162	338,499

Finance results
Finance expenses	14	(22,853)	114,171	(202,472)	104,448
Finance income	14	29,021	3,441	82,661	14,245
		6,168	117,612	(119,811)	118,693

Profit before income taxes and social contribution		94,249	226,087	212,591	453,407

Current	4	(10)	(13)	2,892	(15)
Deferred	4	(22,439)	72,136	(41,333)	144,652
		(22,449)	72,123	(38,441)	144,637

Profit for the period from operations		71,800	298,210	174,150	598,044

Basic and diluted earnings per share – common	12	0.20	0.82	0.48	1.64
Basic and diluted earnings per share – preferred	12	0.22	0.90	0.52	1.80

The Company has no other comprehensive results that should be included in these financial statements.

See accompanying notes to condensed financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of Changes in Stockholders’ Equity (unaudited)

September 30, 2010 and 2009

(In thousands of reais)

		Number of shares (thousands)		Capital stock			Capital reserves
	Notes	Common	Preferred	Subscribed	To be paid in	Paid in	Goodwill on share issues	Special goodwill reserve	Premium on issue of debentures	Accumulated deficit	Total
Balances on December 31, 2008		113,051	225,688	5,553,269	(12,923)	5,540,346	8,702	148,495	54,945	(2,980,921)	2,771,567

Capital increase by:
Absorption of special goodwill reserve		1,409	2,816	58,974	-	58,974	-	(58,974)	-	-	-

Profit for the period		-	-	-	-	-	-	-	-	598,044	598,044

Balances on September 30, 2009		114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(2,382,877)	3,369,611

Balances on December 31, 2009		114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(2,244,973)	3,507,515

Profit for the period		-	-	-	-	-	-	-	-	174,150	174,150

Balances on September 30, 2010		114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(2,070,823)	3,681,665

See accompanying notes to condensed financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Condensed statements of cash flows (unaudited)

September 30, 2010 and 2009

 (In thousands of reais)

	2010	2009
Cash flows from operating activities
Profit for the period	174,150	598,044
Adjustments to reconcile profit for the period to cash flow from operating activities
Equity	(227,162)	(338,499)
Net variations in monetary restatement and exchange rate	(27,265)	(191,459)
Interest expense on borrowing	136,846	100,799
Depreciation and amortization	277,318	56,977
Losses on hedge instruments/ swap	42,674	99,869
Deferred income taxes and social contribution	41,333	(144,652)
Earnings on sale of property, plant and equipment assets	1,017	14
Provisions	(19,732)	(124,478)

Variations in assets and liabilities
(Increase) decrease in receivables	(6,784)	(8,240)
(Increase) decrease in inventories	(11,270)	160
(Increase) decrease in recoverable taxes	(13,460)	2,878
(Increase) decrease in other assets	49,024	322,670
(Increase) decrease in prepaid expenses	4,513	(1,787)
Increase (decrease) of suppliers and programming	35,618	(17,716)
Increase (decrease) in fiscal obligations	(9,687)	(197)
Increase (decrease) in payroll and related charges	1,559	3,829
Increase (decrease) in deferred revenues	(28,174)	5,498
Increase (decrease) in provisions and other accounts payable	(211,991)	(152,444)
Net Cash provided by operating activities	208,527	211,266

Cash flow from investing activities
Acquisition of investments, net of cash acquired	-	(113,925)
Acquisition of property, plant and equipment and intangibles	(327,723)	(49,893)
Cash proceeds from sale of property, plant and equipment assets	237	9
Net cash used in investing activities	(327,486)	(163,809)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Condensed statements of cash flows (unaudited)

September 30, 2010 and 2009

 (In thousands of reais)

	2010	2009
Cash flow from financing activities
Loans and financings
Incoming	19,626	919
Payments	(120,929)	(82,318)

Related parties
Incoming	615,374	838,715
Payments	(585,013)	(839,585)
Net cash used in financing activities	(70,942)	(82,269)

Net increase in cash and cash equivalents	(189,901)	(34,812)

Cash and cash equivalents at beginning of the period	760,452	189,329
Cash and cash equivalents at end of the period	570,551	154,517

	(189,901)	(34,812)

Supplemental disclouse of cash flow information
Taxe paid	7,217	2,849
Interest paid	109,763	80,464

See accompanying notes to condensed financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

September 30, 2010

(In thousands of reais)

1. Operations

Net Serviços de Comunicação S.A. (“Net Serviços” or “the Company”) is a publicly held corporation organized under the laws of Brazil that controls a group of cable subscription television. The shares of Net Serviços de Comunicação S.A. are traded on the São Paulo stock exchange. The Company is located in Brazil and its headquarters are located in São Paulo.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Telmex Internacional S.A.B. de C.V. (Telmex), jointly provide voice services under the “NET FONE VIA EMBRATEL” brand name.

During the quarter ended September 30, 2010, the Company acquired from the subsidiary Net Rio Ltda.100% of the quotas of Net Belo Horizonte Ltda., Net Brasília Ltda. and Net Campinas Ltda. as described in footnote 5 and merged the  subsidiaries Net Recife Ltda., Horizonte Sul Ltda. and ESC 90 Cominicação Ltda. into the Company with the following net assets:

Assets	Net Recife	Horizonte Sul	ESC 90	Total
Current	2,270	2,775	13,510	18,555
Long-term	1,763	243	9,614	11,620
Intangible	6,551	9,481	42,866	58,898
Property, plant and equipment	495	77	11,503	12,075
Non-current assets	8,809	9,801	63,983	82,593
Total Assets	11,079	12,576	77,493	101,148

Liabilities
Current	7,037	1,563	10,783	19,383
Non-current liabilities	2,931	7,272	31,891	42,094
Stockholders`equity	1,111	3,741	34,819	39,671
Total Liabilities	11,079	12,576	77,493	101,148

In addition to having common and preferred shares at Bovespa, the Company holds preferred shares traded at NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore also subject to the regulations of the Comissión Nacional del Mercado de Valores (CNMV), which are complied with on the basis of the existing requirements in Brazil and in the United States of America.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

September 30, 2010

(In thousands of reais)

1. Operations - Continued

The Company signed an agreement with the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or Bovespa) to adopt differentiated corporate governance practices, thus becoming eligible for Level 2 listing, which was created to distinguish a select group of companies committing to differentiated corporate governance practices.

The quarterly reporting data of the Company include the additional requirements of BOVESPA. Under the articles of incorporation of the Company, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of the Law of Corporations, the standards published by National Monetary Council, the Central Bank of Brazil and the Securities Commission, the Regulations of the BOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BOVESPA (Arbitration clause).

2.  Basis of preparation and presentation of the financial statements

The financial statements were prepared in accordance with accounting practices adopted in Brazil, additional rules of the Brazilian Securities Commission (CVM), technical pronouncements of the Accounting Pronouncements Committee (CPC) and provisions of the Law of Corporations (BRGAAP).

During 2009, the Accounting Committee issued standards CPC 15 to 40 (except 34), interpretations ICPC 1 to ICPC 12 and orientation OCPC 3, complying with the international accounting standards issued by the IASB - International Accounting Standards Board.

The Company has elected to reflect, in its entirety, in its financial statements for the period ended on March 31, 2010, the effects of technical pronouncements, interpretations and guidelines for fiscal years beginning from January 1, 2010 and mandatory adoption for the year ended on December 31, 2010. There are no more differences between the result and the equity of the financial statements of the parent by corporate law and the condensed consolidated financial statements, as those in IFRS, a thise prepared in accordance with the standards adopted in Brazil.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

September 30, 2010

(In thousands of reais)

2.  Basis of preparation and presentation of the financial statements - Continued

According to disclosure requirements, the Company presents below a brief description and corresponding figures to the result and to stockholders' equity related to these effects:

	09/30/2010
	Net profit	Shareholder’s equity
Balances before of the new accounting practices effects	258,398	3,679,983
Fixed assets and equity	(46,075)	(128,494)
Amortization goodwill	-	170,225
Deferred taxes	(38,462)	(43,725)
Other	289	3,676
Balances after of the new accounting practices effects	174,150	3,681,665

Reconciliation of the balance sheet at December 31, 2009, originally issued and adjusted to the new accounting practices, which was shown in this condensed financial statetements was included in the quarterly period of three months ended March 31, 2010.

Reconciliation of the income statement for the Nine month period ended  on September 30, 2009, originally issued with those reported in the quarterly information is demonstrated as following:

		09/30/2009 (Orinally issued)	Adjustment	09/30/2009

Net Sales		229,310	-	229,310
Cost of services rendered	b	(78,983)	82	(78,901)

Gross profit		150,327	82	150,409
Operating expenses
Selling expenses		(51,288)	-	(51,288)
General and administrative expenses		(53,236)	-	(53,236)
Depreciation and amortization	a	(21,844)	(26,134)	(47,978)
Other income (expenses), net	b	(1,977)	285	(1,692)
		(128,345)	(25,849)	(154,194)

Investment in subsidiaries
Equity	d	316,315	22,184	338,499

Operating profit		338,297	(3,583)	334,714

Finance results
Finance expenses		104,448	-	104,448
Finance income		14,245	-	14,245
Profit before income taxes and social contribution		456,990	(3,583)	453,407
Income tax and social contribution	c	(15)	144,652	144,637
Net Profit for the period from operations		456,975	141,069	598,044

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

September 30, 2010

(In thousands of reais)

2.  Basis of preparation and presentation of the financial statements – Continued

Description of the principal differences between accounting practices that affect the Company's financial statements:

a)   Business combinations: Under CPC 15, the cost of a business combination must be measured at a fair value on the date of acquisition. On the acquisition date, the acquiring entity must allocate the acquisition cost (including direct costs of the transaction) and recognize identified assets acquired and liabilities assumed at a fair value.

Under previous accounting practices, goodwill is calculated as the difference between the purchase price and stockholders' equity of the acquired entity. The fair value approach is not used. Goodwill is generally attributed to the higher value of assets (usually property, plant and equipment), which is embedded in the value thereof, and is amortized over the remaining life of the asset, future profitability, or other reasons. The adjustment recorded primarily reflects the recognition of intangible assets in connection with the acquisitions of Vivax, Net Jundiaí, the BigTV Companies and Esc 90 that were not recognized in the acquisition.

b) Deferral of incentives received from programming suppliers: The Company receives revenues from programming content suppliers to compensate the Company for marketing activities focused on building the customer base. Under new accounting practices, these amounts are deferred to income over the period of the related contracts. Under previous accounting practices, these incentives were recognized as income when received.

c) Income taxes and social contribution: Deferred income taxes have been recorded over the temporary differences related to differences between tax and  accounting basis according with the present accounting practices. The income tax and social contribution expense was calculated based on the effective estimated annual tax rate.

d) Equity: the recognition of the effects of new accounting practices in the results for the quarter ended September 30, 2009 has been recognized through equity.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

September 30, 2010

(In thousands of reais)

2.  Basis of preparation and presentation of the financial statements – Continued

The Condensed Consolidated Financial Statements in IFRS were prepared in accordance with international accounting standards established by the International Accounting Standards Board - IASB (known as International Financial Reporting Standards - IFRS), replacing the Condensed Consolidated Financial Statements in accordance with the Brazilian GAAP, as permitted by Instruction CVM No. 457 of July 13, 2007 change by the instrucions CVM Nº485 of September 01, 2010 and Ofício-Circular/CVM/SEP / No. 004/2007 of November 06, 2007, and are filed with the CVM and Bovespa via the IPE System, the category "Financial Data ".

During the year 2009, continuing the process of corporate restructuring, the Company merged the accounting of 24 subsidiaries, mainly in the second half of the year and therefore, the financial statements for the period of three and Nine months ended on September 30, 2009 are not comparable to the Nine month period of three and Nine months ending in 2010. The consolidated financial statements have not been affected by the incorporations mentioned.

The main accounting policies adopted in preparing the financial statements of the Company are described in the condensed financial statements for the quarter ended March 31, 2010.

Authorization for the conclusion of these condensed financial statements was provided at the board meeting held on October 26, 2010.

3.  Cash and cash equivalents

	09/30/2010	12/31/2009
Cash and banks	10,518	72,120
Banking deposit certificates	3,482	82,942
Exclusive investment fund	556,551	605,390
	570,551	760,452

Bank deposit certificates (CDBs in Portuguese) earn an average of 100% of the Interbank Certificate of Deposit (CDI, Portuguese) rate (10.61% in 2010). CDBs are issued by first-line banks with floating interest rates based on the CDI rate, and have immediate access.

Fixed-income investment funds are represented by shares in exclusive investment funds whose assets are mainly CDBs and government bonds. These funds have immediate and total access.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

September 30, 2010

(In thousands of reais)

4.  Current and non–current deferred and recoverable taxes

a.    Recoverable taxes – current and non–current

	09/30/2010	12/31/2009
Recoverable taxes:
Income tax withheld at source	24,133	27,554
Recoverable federal taxes	43,204	34,389
Recoverable ICMS	9,865	323
Other	55	8
	77,257	62,274
Current	11,973	972
Non-current	65,284	61,302

b. Deferred taxes

Non -current assets:	09/30/2010	12/31/2009
Income taxes:
Temporary differences	166,654	197,564

Social Contribution:
Temporary differences	59,996	71,123

Total	226,650	268,687

Non -current liabilty:	09/30/2010	12/31/2009
Income taxes:
Temporary differences	134,640	135,230

Social Contribution:
Temporary differences	48,470	48,654

Total	183,110	183,884

The Company has tax loss and a negative basis of social contribution to offset 30% of the annual taxable income, without expiration, for the following amounts:

	09/30/2010			12/31/2009
	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total

Gross amounts	1,707,565	2,254,936	-	1,510,512	2,109,069	-
Tax credit (25% / 9%)	426,891	202,944	629,835	377,628	189,816	567,444
Recognized tax credit	-	-	-	-	-	-
Non-recognized tax credit	426,891	202,944	629,835	377,628	189,816	567,444

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

September 30, 2010

(In thousands of reais)

4.  Current and non–current deferred and recoverable taxes – Continued

c. Income taxes and social contribution

Income taxes in Brazil include federal income taxes and social contribution on net profits.

	Three months period ended September 30,		Nine months period ended September 30,
	2010	2009	2010	2009
Current income tax and social contribution expenses	(10)	(13)	2,892	(15)

Deferred income tax and social contribution on:
Temporary differences	(3,208)	70,036	12,417	144,454
Goodwill	(23,500)	(1,773)	(66,627)	(10,869)
Amortization property, equipment and intangible	4,302	3,915	12,975	11,193
Other	(33)	(42)	(98)	(126)
Total deferred tax income	(22,439)	72,136	(41,333)	144,652
Total income tax benefit (expenses)	(22,449)	72,123	(38,441)	144,637

The statutory rates applicable for federal income taxes and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34%, for 2010 and 2009.

During the quarter ended September 30, 2010, the Company reviewed its estimate in regards to the annual effective tax rate for the year ending December 31, 2010 changing it from 13.51% to 18.08%.

5.  Investments

	09/30/2010	12/31/2009
Investments in subsidiaries and associated companies	2,114,500	1,827,602
Goodwill – over fair value of property, plant and equipment assets, licences and client portfolio – ESC90 (*)	-	40,204
	2,114,500	1,867,806

Goodwill	Cost	Amortization	Transfer	Total
Balance on December 31, 2009	43,041	(2,837)	-	40,204
Amortization	-	(2,944)	(37,260)	(40,204)
Balance on July 30, 2010	43,041	(5,781)	(37,260)	-

During the period of Nine month ended on September 30, 2010, management has concluded there has been no loss of the goodwill value.

(*) The subsidiary Esc 90 Telecomunicações Ltda. was merged by the Company on September 30, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

September 30, 2010

(In thousands of reais)

5.  Investments – Continued

Detailed information regarding the breakdown and transactions concerning investments as well as relevant information related to the subsidiaries are shown below:

Movement of investments

Companies	Balances on 12/31/2009	Acquisitions (*)	Capital increase	Write – offs by mergers	Interest on own capital	Dividends	Equity	Balances on 09/30/2010
Investments in subsidiaries:
Net São Paulo Ltda.	830,080	-	-	-	(27,289)	(180,000)	115,059	737,850
Net Rio Ltda.	624,264	-	-	-	(24,636)	-	70,364	669,992
Net Paraná Comunicações Ltda.	120,793	-	-	-	-	-	12,896	133,689
Net Belo Horizonte Ltda.	-	122,281	-	-	-	-	1,209	123,490
Net Brasília Ltda.	-	114,780	-	-	-	-	50	114,830
Net Campinas Ltda.	-	90,571	-	-	-	-	1,371	91,942
Reyc Comércio e Participações Ltda.	53,091	-	-	-	-	-	(1,755)	51,336
Net Ribeirão Preto Ltda.	47,202	-	-	-	-	-	13,543	60,745
Net Sorocaba Ltda.	44,936	-	-	-	-	-	10,383	55,319
Net Goiânia Ltda.	40,294	-	-	-	-	-	3,832	44,126
ESC 90 Telecomunicações Ltda.	31,434	-	-	(34,819)	-	-	3,385	-
Net Bauru Ltda.	14,514	-	-	-	-	-	4,603	19,117
Horizonte Sul Comunicação Ltda.	5,964	-	-	(3,741)	-	-	(2,223)	-
Net Recife Ltda.	5,886	-	4,000	(1,111)	-	-	(8,775)	-
614 Serv. de Internet João Pessoa Ltda.	4,000	-	-	-	(159)	-	765	4,606
614 Serv. de Internet Maceió Ltda.	3,584	-	-	-	(141)	-	1,153	4,596
Jacareí Cabo S.A.	1,559	-	-	-	-	-	1,302	2,861
614 TVH Vale Ltda.	1	-	-	-	-	-	-	1
	1,827,602	327,632	4,000	(39,671)	(52,225)	(180,000)	227,162	2,114,500

(*) On September 30, 2010, the Company acquired from the subsidiary Net Rio Ltda.100% of the quotas of Net Belo Horizonte Ltda., Net Brasília Ltda. and Net Campinas Ltda.. The purchase price was based on the equity of the companies for R$327,632 and will be fully paid in 120 days. The amounts payable are included under related parties classified as current liabilities.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

September 30, 2010

(In thousands of reais)

5.  Investments - Continued

Information related to subsidiaries

	09/30/2010						09/30/2009
Subsidiaries:	Quotas (thousand)	Shareholders’ Equity	Capital Stock	Profit / (Loss)	Investments	Effect on the Controlling Company Results	Effect on the Controlling Company Results
Net São Paulo Ltda.	43,972	737,850	497,759	115,059	737,850	115,059	121,995
Net Rio Ltda.	31,877,481	669,992	318,775	70,364	669,992	70,364	105,427
Net Ribeirão Preto Ltda.	8,204,797	60,745	82,048	13,543	60,745	13,543	7,664
Net Belo Horizonte Ltda.	9,883,146	123,490	98,831	17,452	123,490	1,209	-
Net Brasília Ltda.	8,872,670	114,830	88,727	9,449	114,830	50	-
Net Campinas Ltda.	114,008	91,942	114,008	13,341	91,942	1,371	-
Net Sorocaba Ltda.	39,043	55,319	49,194	10,383	55,319	10,383	6,537
Net Goiânia Ltda.	10,755,851	44,126	107,559	3,832	44,126	3,832	4,701
Reyc Comércio e Participações Ltda.	3,420	51,336	313,262	(1,755)	51,336	(1,755)	2,076
Net Paraná Comunicações Ltda.	13,785,794	133,689	137,858	12,896	133,689	12,896	-
Net Bauru Ltda.	26,480	19,117	33,100	4,603	19,117	4,603	2,622
ESC 90 Telecomunicações Ltda.	-	-	-	3,385	-	3,385	1,820
Net Recife Ltda.	-	-	-	(8,775)	-	(8,775)	350
614 Serviços de Internet Maceió Ltda.	1,339	4,596	1,339	1,153	4,596	1,153	-
Jacareí Cabo S.A.	677	2,861	677	1,302	2,861	1,302	-
Horizonte Sul Comunicações Ltda.	-	-	-	(2,223)	-	(2,223)	-
614 Serv. de Internet João Pessoa Ltda.	881	4,606	881	765	4,606	765	-
614 TVH Vale Ltda.	1	1	1	-	1	-	-
Net Sul Comunicações Ltda.	-	-	-	-	-	-	47,043
Net Florianópolis Ltda.	-	-	-	-	-	-	8,610
Vivax Ltda.	-	-	-	-	-	-	18,332
614 Telecom. Ltda. – Big TV	-	-	-	-	-	-	(5,671)
614 TVT Maceió S.A. – Big TV	-	-	-	-	-	-	(970)
614 TVP João Pessoa S.A. – Big TV	-	-	-	-	-	-	284
Net Franca Ltda.	-	-	-	-	-	-	2,098
Net São Carlos Ltda.	-	-	-	-	-	-	3,223
Net Indaiatuba Ltda.	-	-	-	-	-	-	948
Televisão a Cabo Criciúma Ltda.	-	-	-	-	-	-	150
Net São José do Rio Preto Ltda.	-	-	-	-	-	-	3,800
Net Campo Grande Ltda.	-	-	-	-	-	-	3,583
Net Anápolis Ltda.	-	-	-	-	-	-	(11)
614 TVG Guarulhos S.A. – Big TV	-	-	-	-	-	-	252
TV Jacarandá Ltda.	-	-	-	-		-	(564)
Net Arapongas Ltda.	-	-	-	-	-	-	124
Net Londrina Ltda.	-	-	-	-	-	-	1,297
Net Maringá Ltda.	-	-	-	-	-	-	837
Antenas Comunitáras Brasileira Ltda.	-	-	-	-	-	-	1,820
TV a Cabo Guarapuava Ltda.	-	-	-	-	-	-	122
					2,114,500	227,162	338,499

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

September 30, 2010

(In thousands of reais)

6.  Property, plant and equipment

	Distribution plant	Software and computer equipment	Machines and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balance on December 31, 2009	1,726,979	91,275	21,954	17,003	34,053	2,757	13,598	2,578	1,910,197
Additions	304,688	1,555	294	622	1,522	22	2,250	1,861	312,814
Company Incorporation	148,064	3,057	751	887	2,492	442	528	-	156,221
Transfers	6,645	(86)	191	32	(43)	129	3	-	6,871
Provisions/ Write-offs	(6,970)	(22)	-	(7)	(23)	(211)	(6)	-	(7,239)
Balance on September 30, 2010	2,179,406	95,779	23,190	18,537	38,001	3,139	16,373	4,439	2,378,864

Accumulated depreciation
Annual rate of depreciation (%)	8,33 to 20	20 to 33,33	10	10	4 to 10	20	20	-	-
Balance on December 31, 2009	(895,994)	(64,328)	(14,148)	(10,520)	(14,848)	(2,360)	(5,626)	121	(1,007,703)
Additions	(132,563)	(9,694)	(1,476)	(1,078)	(1,433)	(207)	(1,866)	-	(148,317)
Company Incorporation	(91,152)	(1,943)	(670)	(686)	(2,196)	(368)	(308)	-	(97,323)
Transfers	(2,899)	32	(31)	(7)	13	(118)	(1)	-	(3,011)
Write-offs	6,741	22	-	6	13	154	6	-	6,942
Balance on September 30, 2010	(1,115,867)	(75,911)	(16,325)	(12,285)	(18,451)	(2,899)	(7,795)	121	(1,249,412)

Net balance on December 31, 2009	830,985	26,947	7,806	6,483	19,205	397	7,972	2,699	902,494
Net balance on September 30, 2010	1,063,539	19,868	6,865	6,252	19,550	240	8,578	4,560	1,129,452

7.  Intangible assets

	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balance on December 31, 2009	1,909,471	441,205	309,664	289,223	2,405	2,951,968
Additions	-	-	14,911	-	-	14,911
Additions by mergers	-	9,993	3,166	-	-	13,159
Transfers	-	20,937	90	15,144	-	36,171
Write-offs	-	-	(12,116)	-	-	(12,116)
Balance on September 30, 2010	1,909,471	472,135	315,715	304,367	2,405	3,004,093

Accumulated Amortization
Annual rate of amortization	-	-	20%	16.67%	20%	-
Balance on December 31, 2009	(160,316)	(35,814)	(208,387)	(137,799)	(1,100)	(543,416)
Additions	-	-	(25,449)	(36,573)	(321)	(62,343)
Additions by mergers	-	-	(1,084)	-	-	(1,084)
Transfers	-	-	(37)	(2,734)	-	(2,771)
Write-offs	-	-	12,116	-	-	12,116
Balance on September 30, 2010	(160,316)	(35,814)	(222,841)	(177,106)	(1,421)	(597,498)

Net balance on December 31, 2009	1,749,155	405,391	101,277	151,424	1,305	2,408,552
Net balance on September 30, 2010	1,749,155	436,321	92,874	127,261	984	2,406,595

The Company has goodwill arising from the difference between the purchase price and fair value of net assets of the acquired companies, calculated on the purchase date, based on expectations of future profitability. Such goodwill is tested for impairment at least annually.

During the Nine month period ended on September 30, 2010, there has been no indication of loss in the book value of assets of indefinite useful life intangibles.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

September 30, 2010

(In thousands of reais)

8.  Debt

			Effective interest rate p.a.
	Currency	Nominal interest rate p.a.	09/30/2010	12/31/2009		09/30/2010		12/31/2009
					Current	Non-current	Total	Current	Non-current	Total

Local currency
Finame	R$	TJLP + 3.15% 4.50% a 5.50%	7.8%	9.15%	16,755	51,184	67,939	15,639	43,299	58,938
Bank Credit Notes (CCB)– Itaú BBA	R$	CDI + 2.55%	-	11.39%	-	-	-	2,704	170,000	172,704
					16,755	51,184	67,939	18,343	213,299	231,642
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	8,279	587,991	596,270	7,510	603,940	611,450
Perpetual Notes	US$	9.25%	10.57%	10.57%	2,537	254,130	256,667	2,531	261,180	263,711
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	13,606	335,960	349,566	5,940	345,164	351,104
					24,422	1,178,081	1,202,503	15,981	1,210,284	1,226,265

Loans and financings Total					41,177	1,229,265	1,270,442	34,324	1,423,583	1,457,907

			Quantity in circulation
			06/31/2010	12/31/2009

Nonconvertible			58,000	58,000	22,409	578,395	600,804	4,350	578,047	582,397

Total					63,586	1,807,660	1,871,246	38,674	2,001,630	2,040,304

As of September 30, 2010, the Company complies with all covenants related to its debts.

On March 1, 2010, the loan from Banco Itaú BBA S.A., was transferred from the Company to the subsidiary Net São Paulo Ltda, who takes the irrevocable and irreversible responsibility for paying the principal and interest charges, according to the maturity.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

September 30, 2010

(In thousands of reais)

9.  Related parties

a)   Employee benefits

Employee salary, benefits and related expenses are stated as follows:

	Three month period ended September 30,		Nine month period ended September 30,
Description	2010	2009	2010	2009
Payroll and Related Charges	80,397	28,219	214,808	75,991
Profit Participation Plan	10,676	6,110	58,876	37,166
Statutory benefits	10,918	2,667	28,880	5,369
Additional benefits	6,854	1,484	19,899	4,027
	108,845	38,480	322,463	122,553

b)   Management’s remuneration

Remuneration paid to the Company's management for services in their respective fields of competence is shown below:

	Three month period ended September 30,		Nine month period ended September 30
	2010	2009	2010	2009
Short-term benefits	996	1,053	3,115	2,983
Long-term benefits	2,293	3,700	8,047	12,386
	3,289	4,753	11,162	15,369

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

September 30, 2010

(In thousands of reais)

9. Related parties transactions – Continued

c)    Related companies

The main balances of assets, liabilities, expenses and revenues due to transactions between related parties on September 30, 2010 and December 31, 2009 are shown below:

	Current assets

	Related parties			Programming receivable		Dividends	Interest on stockholders equity		Prepaid rights for use		Total
Companies
	09/30/2010	12/31/2009		09/30/2010	12/31/2009	12/31/2009	09/30/2010	12/31/2009	09/30/2010	12/31/2009	09/30/2010	12/31/2009
Subsidiaries

Net São Paulo Ltda.	8,813	8,273		20,647	27,234	-	23,197	33,450	-	-	52,657	68,957
Net Rio Ltda.	-	4,017		11,022	13,982	-	20,940	27,569	-	-	31,962	45,568
Net Paraná Comunicações Ltda.	-	1,021		2,303	2,979	-	-	4,782	-	-	2,303	8,782
Net Belo Horizonte Ltda.	1,815	1,638		3,341	5,402	-	-	-	-	-	5,156	7,040
Net Brasília Ltda.	781	1,113		2,545	3,052	-	-	-	-	-	3,326	4,165
Net Campinas Ltda.	1,256	1,603		1,671	2,087	-	-	-	-	-	2,927	3,690
Net Ribeirão Preto Ltda.	448	432		669	963	-	-	1,678	-	-	1,117	3,073
Net Goiânia Ltda.	456	532		552	767	-	-	1,609	-	-	1,008	2,908
Net Sorocaba Ltda.	411	406		335	586	-	-	1,618	-	-	746	2,610
Net Bauru Ltda.	279	229		253	437	-	-	940	-	-	532	1,606
614 Serviços de Internet João Pessoa Ltda.	13	24		-	-	1,128	134	-	-	-	147	1,152
Net Recife Ltda.	-	116		-	801	-	-	133	-	-	-	1,050
Horizonte Sul Comunicações Ltda.	-	69		-	533	-	-	-	-	-	-	602
ESC 90 Telecomunicações Ltda.	-	574		-	-	-	-	-	-	-	-	574
Jacareí Cabo S.A.	49	39		51	-	-	-	-	-	-	100	39
614 Serviços de Internet Maceió Ltda.	18	21		-	-	-	120	-	-	-	138	21
	14,339	20,107		43,389	58,823	1,128	44,391	71,779	-	-	102,119	151,837
Stockholders
Emp. Brasil. de Telecom. S.A - Embratel	-	-		-	-	-	-	-	87,248	79,640	87,248	79,640
	-	-	-	-	-	-	-	-	87,248	79,640	87,248	79,640

Relateed
Globosat Programadora e Participações Ltda,	5	-		-	-	-	-	-	-	-	5	-
	5	-		-	-	-	-	-	-	-	5	-

	14,344	20,107		43,389	58,823	1,128	44,391	71,779	87,248	79,640	189,372	231,477

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

September 30, 2010

(In thousands of reais)

9.  Related parties  – Continued

		Non-current assets
	Related parties		Prepaid rights for use		Total
Companies	09/30/2010	12/31/2009	09/30/2010	12/31/2009	09/30/2010	12/31/2009
Subsidiaries
Reyc Comércio e Participações Ltda.	75,562	92,699	-	-	75,562	92,699
Net Paraná Comunicações Ltda.	-	5,861	-	-	-	5,861
Net Rio Ltda.	-	5,639	-	-	-	5,639
Net Belo Horizonte Ltda.	32,519	5,574	-	-	32,519	5,574
Jacareí Cabo S.A.	-	4,060	-	-	-	4,060
Horizonte Sul Ltda.	-	2,948	-	-	-	2,948
Net Brasília Ltda.	64,494	1,275	-	-	64,494	1,275
Net São Paulo Ltda.	444	523	-	-	444	523
ESC 90 Telecomunicações Ltda.	-	505		-	-	505
Net Goiânia Ltda.	-	206		-	-	206
Net Campinas Ltda.	-	196	-	-	-	196
614 Serviços de Internet Maceió Ltda.	5	52	-	-	5	52
614 Serv. de Internet João Pessoa Ltda.	6	49	-	-	6	49
Net Sorocaba Ltda.	-	33	-	-	-	33
Net Bauru Ltda.	1,917	21	-	-	1,917	21
Net Ribeirão Preto Ltda.	-	16	-	-	-	16
Net Recife Ltda.	-	16	-	-	-	16
	174,947	119,673	-	-	174,947	119,673
Stockholders
Emp. Brasil. de Telecom. S.A - Embratel	-	-	267,098	300,135	267,098	300,135
	-	-	267,098	300,135	267,098	300,135

	174,947	119,673	267,098	300,135	442,045	419,808

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

September 30, 2010

(In thousands of reais)

9.  Related parties - Continued

17

18
	Current liabilities
19
	Suppliers		Programming suppliers		Debt		Related parties		Interest on equity/ Dividends	Deferred Revenues		Total
20
21              Companies
	09/30/2010	12/31/2009	09/30/2010	12/31/2009	09/30/2010	12/31/2009	09/30/2010	12/31/2009	12/31/2009	09/30/2010	12/31/2009	09/30/2010	12/31/2009
Subsidiaries

Reyc Comércio e Part. Ltda.
	-	-	-	-	-	-	30,056	19,248	-	-	-	30,056	19,248
Net Paraná Comun. Ltda.
	-	-	-	-	-	-	10,793	13,630	1,875	-	-	10,793	15,505
Net São Paulo Ltda.
	-	-	-	-	-	-	-	2,911	-	-	-	-	2,911
Horizonte Sul Comun. Ltda.
	-	-	-	-	-	-	-	1	752	-	-	-	753
Net Rio Ltda. (**)
	-	-	-	-	-	-	322,985	534	-	-	-	322,985	534
Net Campinas Ltda..
	-	-	-	-	-	-	-	345	-	-	-	-	345
Net Goiânia Ltda.
	-	-	-	-	-	-	-	340	-	-	-	-	340
Net Belo Horizonte Ltda.
	-	-	-	-	-	-	-	269	-	-	-	-	269
Net Brasilia Ltda.
	-	-	-	-	-	-	-	243	-	-	-	-	243
Net Ribeirão Preto Ltda.
	-	-	-	-	-	-	-	80	-	-	-	-	80
Net Sorocaba Ltda.
	-	-	-	-	-	-	-	60	-	-	-	-	60
Net Bauru Ltda.
	-	-	-	-	-	-	-	60	-	-	-	-	60
Net Recife Ltda.
	-	-	-	-	-	-	-	1	-	-	-	-	1

	-	-	-	-	-	-	363,834	37,722	2,627	-	-	363,834	40,349
Stockholders
Emp. Brasil. de Telecom. S.A.–Embratel
	25,074	16,855	-	-	-	-	18,880	92,366	-	72,134	68,266	116,088	177,487

	25,074	16,855	-	-	-	-	18,880	92,366	-	72,134	68,266	116,088	177,487

Associated Companies

Americel S.A.
	2	5	-	-	-	-	-	-	-	-	-	2	5
Net Brasil S.A. ( * )
	-	-	22,264	16,539	-	-	-	-	-	-	-	22,264	16,539
Banco Inbursa S.A.
	-	-	-	-	13,606	5,940	-	-	-	-	-	13,606	5,940
Globosat  Programadora Ltda. ( * )
	-	-	-	1,899	-	-	-	-	-	-	-	-	1,899
Editora Globo S.A.
	291	115	-	-	-	-	-	-	-	-	-	291	115
Primesys Soluções Empresariais S.A.
	62	-	-	-	-	-	-	-	-	-	-	62	-
Claro S.A.
	251	562	-	-	-	-	-	-	-	-	-	251	562

	606	682	22,264	18,438	13,606	5,940	-	-	-	-	-	36,476	25,060
	25,680	17,537	22,264	18,438	13,606	5,940	382,714	130,088	2,627	72.134	68,266	516,398	242,896

(*) In the Quarter ended March 31, 2010,  pay per view (PPV) programming previously acquired from Globosat started to be acquired from Net Brasil S.A.

(**) On September 30, 2010, the Company acquired from the subsidiary Net Rio Ltda.100% of the quotas of Net Belo Horizonte Ltda., Net Brasília Ltda. and Net Campinas Ltda. as described in note 5. The above presentation is net of R$4,647 relating to other financial transactions between the companies.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

September 30, 2010

(In thousands of reais)

9.  Related parties - Continued

	Non-current liabilities

	Debt		Related parties		Deferred revenues		Total
Companies
	09/30/2010	12/31/2009	09/30/2010	12/31/2009	09/30/2010	12/31/2009	09/30/2010	12/31/2009
Subsidiaries

Net Paraná Comunicações Ltda.
	-	-	9,424	11,345	-	-	9,424	11,345
Net Brasília Ltda.
	-	-	-	1,168	-	-	-	1,168
Reyc Comércio e Participações Ltda.
	-	-	-	1,131	-	-	-	1,131
ESC 90 Telecomunicações Ltda.
	-	-	-	366	-	-	-	366
Net Belo Horizonte Ltda.
	-	-	-	211	-	-	-	211
Net São Paulo Ltda.	-	-	-	199	-	-	-	199
Net Campinas Ltda.
	-	-	185	189	-	-	185	189
Net Rio Ltda.
	-	-	7,404	96	-	-	7,404	96
Net Goiânia Ltda.
	-	-	63	76	-	-	63	76
614 Serviços de Internet João Pessoa Ltda.
	-	-	-	51	-	-	-	51
Net Sorocaba Ltda.
	-	-	83	51	-	-	83	51
Jacareí Cabo S.A.
	-	-	348	31	-	-	348	31
Net Ribeirão Preto Ltda.
	-	-	55	25	-	-	55	25
Horizonte Sul Comunicações Ltda.
	-	-	-	16	-	-	-	16
Net Recife Ltda.
	-	-	-	16	-	-	-	16
Net Bauru Ltda.
	-	-	-	4	-	-	-	4
Other
	-	-	181	-	-	-	181

	-	-	17,743	14,975	-	-	17,743	14,975

Stockholders

Emp. Brasil. de Telecom. S.A. – Embratel
	-	-		-	229,794	259,585	229,794	259,585

	-	-	-	-	229,794	259,585	229,794	259,585
Associated Companies
			-
Banco Inbursa S.A.
	335,960	345,164		-	-	-	335,960	345,164

	335,960	345,164	-	-	-	-	335,960	345,164

			-
	335,960	345,164	17,743	14,975	229,794	259,585	583,497	619,724

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

September 30, 2010

(In thousands of reais)

9.  Related parties – Continued

	Operating income. Three months period ended September 30,

	Services revenue and transfer of administrative expenses		Financial		Telecommunications – Expenses		Telecommunications rental revenues		Programming / commissions/ programming guide		Total
Companies
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Subsidiaries

Net São Paulo Ltda.	26,559	17,597	121	-	-	-	-	-	-	-	26,680	17,597
Net Rio Ltda.	12,714	8,768	38	-	-	-	-	-	-	-	12,752	8,768
Net Belo Horizonte Ltda.	5,151	3,565	691	-	-	-	-	-	-	-	5,842	3,565
Net Brasília Ltda.	3,396	2,294	1,068	-	-	-	-	-	-	-	4,464	2,294
Net Paraná Comunicações Ltda.	3,108	2,248	(167)	-	-	-	-	-	-	-	2,941	2,248
Net Campinas Ltda.	2,853	1,918	10	-	-	-	-	-	-	-	2,863	1,918
Reyc Comércio e Participações Ltda.	-	-	1,714	-	-	-	-	-	-	-	1,714	-
Net Goiânia Ltda.	1,235	911	5	-	-	-	-	-	-	-	1,240	911
Net Ribeirão Preto Ltda.	1,265	869	5	-	-	-	-	-	-	-	1,270	869
Net Sorocaba Ltda.	1,041	668	4	-	-	-	-	-	-	-	1,045	668
Net Bauru Ltda.	582	355	23	-	-	-	-	-	-	-	605	355
ESC 90 Telecomunicações Ltda.	362	-	103	-	-	-	-	-	-	-	465	-
Net Recife Ltda.	91	244	56	-	-	-	-	-	-	-	147	244
Horizonte Sul Comunicações Ltda.	34	-	56	-	-	-	-	-	-	-	90	-
Jacareí Cabo S.A.	134	-	(122)	-	-	-	-	-	-	-	12	-
614 Serv. de Internet João Pessoa Ltda.	-	69	(1)	-	-	-	-	-	-	-	(1)	69
614 Serv. de Internet Maceió Ltda.	-	-	1	-	-	-	-	-	-	-	1	-
Net Franca Ltda.	-	206	-	-	-	-	-	-	-	-	-	206
Net Anápolis Ltda.	-	115	-	-	-	-	-	-	-	-	-	115
Net São Carlos Ltda.	-	274	-	-	-	-	-	-	-	-	-	274
Net Maringá Ltda.	-	(536)	-	-	-	-	-	-	-	-	-	(536)
DR-Emp.de Distr. e Recep. de TV Ltda.	-	1,955	-	-	-	-	-	-	-	-	-	1,955
Vivax Ltda.	-	7,951	-	-	-	-	-	-	-	-	-	7,951
Net Sul Comunicações Ltda.	-	3,042	-	-	-	-	-	-	-	-	-	3,042
Net Campo Grande Ltda.	-	452	-	-	-	-	-	-	-	-	-	452
614 Telecom S.A.	-	-	-	1	-	-	-	-	-	-	-	1
Net Indaiatuba Ltda.	-	99	-	-	-	-	-	-	-	-	-	99
Net São José do Rio Preto Ltda.	-	379	-	-	-	-	-	-	-	-	-	379
Net Londrina Ltda.	-	(913)	-	-	-	-	-	-	-	-	-	(913)
TV Jacarandá Ltda.	-	103	-	-	-	-	-	-	-	-	-	103
TV Cabo Criciúma Ltda.	-	(199)	-	-	-	-	-	-	-	-	-	(199)
614 TVG Guarulhos S.A.	-	(624)	-	-	-	-	-	-	-	-	-	(624)
Outras		1,264	-	-	-	-	-	-	-	-	-	1,264

	58,525	53,074	3,605	1	-	-	-	-	-	-	62,130	53,075
Stockholders
Emp. Brasil. de Telecom. S.A. – Embratel	-		494		(60,284)	(7,648)	43,215	4,015	-	-	(16,575)	(3,633)
	-		494		(60,284)	(7,648)	43,215	4,015	-	-	(16,575)	(3,633)
Associated Companies
Banco Inbursa S.A.	-	-	13,931	27,041	-	-	-	-	-	-	13,931	27,041
Editora Globo S.A.	-	-	-	-	-	-	-	-	(817)	(132)	(817)	(132)
Americel S.A.	-	-	-	-	(11)	-	-	-	-	-	(11)	-
Globosat Programadora Ltda.	-	-	-	-	-	-	46	-	-	(36)	46	(36)
Claro S.A.	-	-	-	-	(82)	(241)	-	-	-	-	(82)	(241)
Click 21 Com. E Public. Ltda	-	-	-	-	-	(1)	-	-	-	-	-	(1)
Primesys Soluções Empresariais S.A .	-	-		-	(78)	-	-	-	-	-	(78)	-
Net Brasil S.A.	-	-	-	-	-	-	-		(64,069)	(7,232)	(64,069)	(7,232)

	-	-	13,931	27,041	(171)	(242)	46	-	(64,886)	(7,400)	(51,080)	19,399
	58,525	53,074	18,030	27,042	(60,455)	(7,890)	43,261	4,015	(64,886)	(7,400)	(5,525)	68,841

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

September 30, 2010

(In thousands of reais)

9.  Related parties – Continued

	Operating income. Nine months period ended September 30,

	Services revenue and transfer of administrative expenses		Financial		Telecommunications – Expenses		Telecommunications rental revenues		Programming / commissions / programming guide		Total
Companies
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Net São Paulo Ltda.	86,126	62,951	(1,880)	1	-	-	-	-	-	-	84,246	62,952
Net Rio Ltda.	41,586	31,573	(680)	1	-	-	-	-	-	-	40,906	31,574
Net Belo Horizonte Ltda.	16,845	12,717	1,660	-	-	-	-	-	-	-	18,505	12,717
Net Brasília Ltda.	11,065	8,057	1,735	(4)	-	-	-	-	-	-	12,800	8,053
Net Paraná Comunicações Ltda.	10,382	8,057	(734)	-	-	-	-	-	-	-	9,648	8,057
Net Campinas Ltda.	9,343	6,769	66	1	-	-	-	-	-	-	9,409	6,770
Reyc Comércio e Participações Ltda.	-	-	6,386	-	-	-	-	-	-	-	6,386	-
Net Goiânia Ltda.	4,149	3,418	(112)	-	-	-	-	-	-	-	4,037	3,418
Net Ribeirão Preto Ltda.	4,164	3,074	(113)	-	-	-	-	-	-	-	4,051	3,074
Net Sorocaba Ltda.	3,408	2,410	31	-	-	-	-	-	-	-	3,439	2,410
Net Bauru Ltda.	1,879	1,224	26	27	-	-	-	-	-	-	1,905	1,251
ESC 90 Telecomunicações Ltda.	2,737	-	584	-	-	-	-	-	-	-	3,321	-
Net Recife Ltda.	814	912	134	-	-	-	-	-	-	-	948	912
Horizonte Sul Comunicações Ltda.	301	-	312	-	-	-	-	-	-	-	613	-
Jacareí Cabo S.A.	431	-	(126)	-	-	-	-	-	-	-	305	-
614 Serv. de Internet João Pessoa Ltda.	-	255	(2)	-	-	-	-	-	-	-	(2)	255
614 Serv. de Internet Maceió Ltda.	-	-	2	-	-	-	-	-	-	-	2	-
Net Franca Ltda.	-	721	-	-	-	-	-	-	-	-	-	721
Net Anápolis Ltda.	-	424	-	53	-	-	-	-	-	-	-	477
Net São Carlos Ltda.	-	931	-	-	-	-	-	-	-	-	-	931
Net Maringá Ltda.		-	-	-	-	-	-	-	-	-		-
DR-Emp.de Distr. e Recep. de TV Ltda.	-	6,986	-	(5)	-	-	-	-	-	-	-	6,981
Vivax Ltda.	-	28,036	-	(992)	-	-	-	-	-	-	-	27,044
Net Sul Comunicações Ltda.	-	11,170	-	(1)	-	-	-	-	-	-	-	11,169
Net Campo Grande Ltda.	-	1,621	-	-	-	-	-	-	-	-	-	1,621
614 Telecom S.A.	-	-	-	211	-	-	-		-	-	-	211
Net Indaiatuba Ltda.		333	-	16	-	-	-	-	-	-		349
Net São José do Rio Preto Ltda.	-	1,323	-	-	-	--	-	-	-	-	-	1,323
Net Londrina Ltda.	-	-	-	-	-	-	-	-	-	-	-	-
TV Jacarandá Ltda.	-	312	-	-	-	-	-	-	-	-	-	312
TV Cabo Criciúma Ltda.	-	-	-	-	-	-	-	-	-	-	-	-
614 TVG Guarulhos S.A.	-	-	-	(9)	-	-	-	-	-	-	-	(9)
TVC Oeste Paulista Ltda.	-	-	-	-	-	-	-	-	-	-	-	-
TVC Interior S.A.	-	-	-	(1)	-	-	-	-	-	-	-	(1)
Outras	-	3,142	-	(3)	-	-	-	-	-	-	-	3,139

	193,230	196,416	7,289	(705)	-	-	-	-	-	-	200,519	195,711
Stockholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	1,873	-	(143,885)	(23,337)	123,591	10,496	-	-	(18,421)	(12,841)
	-	-	1,873	-	(143,885)	(23,337)	123,591	10,496	-	-	(18,421)	(12,841)
Associated Companies
Banco Inbursa S.A.	-	-	(14,809)	84,088	-	-	-	-	-	-	(14,809)	84,088
Editora Globo S.A.	-	-	-	-	-	-	-	-	(2,380)	(319)	(2,380)	(319)
Americel S.A.	-	-	-	-	(13)	-	-	-	-	-	(13)	-
Globosat Programadora Ltda.	-	-	-	-	-	-	46	-	-	(56)	46	(56)
Claro S.A.	-	-	-	-	(448)	(601)	-	-	-	-	(448)	(601)
Click 21 Com. E Public. Ltda	-	-	-	-	-	(1)	-	-	-	-	-	(1)
Primesys Soluções Empresariais S.A .	-	-	-	-	(109)	-	-	-	-	-	(109)	-
Net Brasil S.A.	-	-	-	-	-	-	-	-	(176,870)	(15,272)	(176,870)	(15,272)

	-	-	(14,809)	84,088	(570)	(602)	46	-	(179,250)	(15,647)	(194,583)	67,839
	193,230	196,416	(5,647)	83,383	(144,455)	(23,939)	123,637	10,496	(179,250)	(15,647)	(12,485)	250,709

Long term debts and credits transactions with subsidiaries are subject to interest of 12% p.a., with indeterminate maturity and short term balances, which correspond to operational transactions, are paid or received on an average maturity of 30 days without the effects of interest.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

September 30, 2010

(In thousands of reais)

10.  Provisions

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax demands, compensation claims, requirements for contract reviews and other actions for which the amounts claimed do not reflect the final expected settlement value. Management, based on information received from its legal advisors, pending legal processes and prior experience has recorded a provision for an amount that is believed to be sufficient to cover probable losses for the ongoing lawsuits as shown below:

	Labor	Civil	Tax	Social Security	Total
Balances at December 31, 2009	39,136	24,369	364,205	240	427,950
Additions	4,409	5,115	42,299	-	51,823
Additions by merger	402	446	20,445	-	21,293
Currency adjustments	731	188	13,643	4	14,566
Payments and reversals	(25,326)	(4,869)	(62,480)	(171)	(92,846)
Balances at September 30, 2010	19,352	25,249	378,112	73	422,786

The nature of the estimated liability for tax, labor and civil claims has not changed in relation to disclosures made in financial statements for the year ended 2009.

During the quarter endend September 30, 2010,  in the normal course of its business, the Company wrote-ff prescribed labor and tax contingencies in the amount of R$ 68,391, and recorded a provision related to probable losses on ICMS in the amount of R$ 21,862.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

September 30, 2010

(In thousands of reais)

11.  Stockholder's equity

Capital Stock

On September 30, 2010 our share capital is represented by 114,459,685 common and 228,503,916 preferred shares.

Share capital may be raised to a maximum of R$ 6,500,000 irrespective of a statutory amendment as per Article 168 of the Law of Corporations, by decision of the Board of Directors who will determine conditions for the issue as per Article 170, paragraph 1 of the Law of Corporations.

The ownership of the Company's share capital on September 30, 2010 and December 31, 2009 is as follows:

	09/30/2010			12/31/2009
	Common	Preferred	Total	Common	Preferred	Total
Organizações Globo
GB Empreendimentos e Participações S.A.	26.0%	-	2.9%	26.0%	-	2.9%
Distel Holding S.A.	8.3%	-	2.9%	8.3%	-	2.9%
Globo Comunicação e Participações S.A.	2.1%	0.8%	1.3%	2.1%	0.8%	1.3%
Telmex Group
GB Empreendimentos e Participações S.A.	25.0%	-	14.1%	25.0%	-	14.1%
Embratel Participações Ltda.	35.8%	5.4%	15.5%	35.8%	5.4%	15.5%
Empresa Brasileira de Telecomunicações S.A. – Embratel	2.2%	7.5%	5.7%	2.2%	7.5%	5.7%
Other stockholders	0.6%	86.3%	57.6%	0.6%	86.3%	57.6%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of Shares	114,459,685	228,503,916	342,963,601	114,459,685	228,503,916	342,963,601

The Company is controlled by GB Empreendimentos e Participacoes Ltda, The stockholders are Globo Organizations (51%) and Telmex Group (49%).

The by-laws determine distribution of a mandatory dividend of 25% of net income adjusted as per Article 202 of the Law of Corporations, taking the balance available on an aggregate basis.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

September 30, 2010

(In thousands of reais)

12. Earnings per share

The following table shows earnings per share (in thousands, except earnings per share):

	Three months period ended September 30,		Nine months period ended September 30,
	2010	2009	2010	2009
Numerator
Profit for the period	71,800	298,210	174,150	598,044

Denominator
Weighted average number of common shares	114,459,685	114,459,685	114,459,685	114,248,203
Weighted average number of preferred shares	228,503,916	228,390,583	228,503,916	227,967,619
10% - Preferred shares	1.10	1.10	1.10	1,10
Weighted average number of adjusted preferred shares	251,354,308	251,229,641	251,354,308	250,764,381

Denominator for basic earnings per share

Basic earnings per common share	0.20	0.82	0.48	0.64
10% - Preferred shares	1.10	1.10	1.10	1.10
Basic earnings per preferred share	0.22	0.90	0.52	1.80

13. Net sales revenues

Net sales revenues for the period are as follows:

	Three months period ended September 30,		Nine months period ended September 30,
	2010	2009	2010	2009
Gross sales revenue	625,739	96,119	1,797,508	284,239
Taxes on sales	(107,544)	(15,632)	(311,384)	(44,992)
Discounts and cancellations	(51,225)	(4,193)	(126,636)	(9,937)
Net Sales Revenue	466,970	76,294	1,359,488	229,310

Taxes levied on sales consist primarily of the ICMS state value added tax (Pay TV 10%, broadband 25% to 30%), ISS municipal taxes on services (2% to 5%), federal taxes on revenue PIS (0.65% or 1.65%), and COFINS (3% or 7.60%), and FUST (1%) and FUNTTEL (0.5%) taxes.

All the Company’s revenues are generated in Brazil.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

September 30, 2010

(In thousands of reais)

14. Finance results

	Three months period ended September 30,		Nine months period ended September 30,
	2010	2009	2010	2009
Finance income
Interest on loans to subsidiaries and associated companies	4,124	261	11,947	1,989
Interest on cash and cash equivalents	14,788	2,626	41,797	10,004
Interest on prepaid rights for use - related parties	5,860	-	17,124	-
Interest and fines on late monthly payments	3,089	214	8,583	579
Interest on tax credits	980	326	2,877	1,650
Foreign exchange fluctuations	5	4	(4)	8
Discounts obtained	175	10	337	15
	29,021	3,441	82,661	14,245
Expenses
Finance charges on loans and debentures	(39,074)	(49,389)	(115,777)	(103,512)
Monetary exchange rate variation	54,279	139,420	23,253	198,460
Finance charges and monetary exchange – related parties	8,046	(58,540)	(34,718)	(2,199)
Finance charges on provisions for contingencies	1,970	(1,792)	(4,638)	(5,476)
Reversal PIS/Cofins enlargement on the basis of calculation	-	124,269	-	124,269
Losses from Hedge/Swap operations	(37,744)	(35,180)	(42,674)	(99,869)
IOF tax on bank current account	(3,560)	229	(9,417)	377
PIS and COFINS taxes on income	(1,917)	(3,790)	(5,512)	(5,853)
Interest on suppliers and taxes	(371)	(98)	(2,883)	(180)
Discounts extended	(1,909)	(110)	(4,371)	(209)
Others	(2,573)	(848)	(5,735)	(1,360)
	(22,853)	114,171	(202,472)	104,448
	6,168	117,612	(119,811)	118,693

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

September 30, 2010

(In thousands of reais)

15.  Financial instruments

a)    General

The Company is exposed to market risk arising from their operations, and it uses derivatives as hedges to minimize its exposure to such risks. A substantial portion of the Company's revenues are generated in Brazilian reais, while the Company has debts and accounts payable to suppliers of equipment and programming geared to foreign currencies, therefore its results are susceptible to variations due to changing exchange rates, particularly that of the US dollar. The market values of the Company's principal financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. These instruments are managed using operational strategies aiming for protection, security and liquidity. The control policy includes continual monitoring of the contracted rates versus prevailing market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

The Company has formal risk management policy. The Financial Committee provides supports for the Company's Board of Directors and consists of one member from each of the main shareholders (Globo and Embratel) and management. It examines issues relating to financial investments, debt and risk management, and refers matters for management approval, Pursuant to internal policy, the Company's financial earnings must come from operating cash flow rather than gains on financial markets. The results obtained by using internal controls to manage risks were satisfactory for the objectives proposed.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

September 30, 2010

(In thousands of reais)

15.  Financial instruments - Continued

b)   Fair Value

The fair values and carrying amount of financial instruments are shown below:

	09/30/2010		12/31/2009
	Book value	Fair value	Book value	Fair value
Debentures – 6th issue	600,804	590,143	582,397	563,295
Perpetual Notes	256,667	259,209	263,711	265,343
Global Notes 2020	596,270	685,992	611,450	627,729
Banco Inbursa S,A,	349,566	356,733	351,104	358,919
Banco Itaú BBA	-	-	172,704	173,543
Finame	67,939	67,939	58,938	58,938
	1,871,246	1,960,016	2,040,304	2,047,767

Other financial assets and liabilities have fair values approximated to their carrying amounts.

The Company’s debt fair values have been calculated based on the estimated cost to pay the outstanding obligations on September 30, 2010, which considered the contractual penalties applicable for early payments.

c) Risks that effectively raise the sensitivity of the business of the Company:

Foreign exchange rate risk

The Company's results are susceptible to exchange fluctuations, depending on the effects of exchange rate volatility on liabilities geared to foreign currencies, primarily the US dollar. Company income is generated in Brazilian reais, although the Company does have equipment and programming suppliers pegged to foreign currencies.

The Company’s interest exposure on September 30, 2010 is shown below:

Debt in US dollars:
Short-term:
Interest on loans and financing	24,422
Suppliers of equipment and other	4,974
Programming Suppliers	1,827
31,223
Long term:
Loans and Financings	1,178,081
Liabilities in American Dollars	1,209,304

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

September 30, 2010

(In thousands of reais)

15.  Financial instruments - Continued

c) Risks that effectively raise the sensitivity of the business of the Company - Continued

Foreign exchange rate risk - Continued

The Company acquired non-speculative derivative financing instruments to hedge its foreign currency exposure. The purpose of these transactions is to minimize the effects of variations in the exchange rate of the US dollar when settling short term transactions.Counterparties to the contracts are the banks: Bradesco, Goldman Sachs, BTG Pactual, HSBC, Santander, JP Morgan, Votorantin and Standard.

The Company only contracts foreign exchange hedges to protect part of the accounts payable to suppliers of imported equipment and future obligations for purchases not yet made, which are or will be geared to the US dollar, and payments of interest charges on short-term debt. For the period ending on September 30, 2010, the Company held a hedged position of R$639,828 in relation to interest on loans in foreign currency and commitments to suppliers, Part of the total debt in dollars refers to a loan from Banco Inbursa due between 2017 and 2019, Global Notes 2020 to maturity in 2020 and Perpetual Notes, which have no maturity date.

Values of financial derivatives are summarized below:

Description	Reference value (notional)		Fair Value		Cumulative effect (current period)
"Swaps" contracts	09/30/2010	12/31/2009	09/30/2010	12/31/2009	Amount receivable / (received)	Amount payable / (paid)

Asset position
Foreign currency	639,828	94,721	639,828	94,328	-	-
Liability position
Ratios (Dollar vs,CDI)	319,914	59,897	349,282	68,556	-	25,546
Rates (PRE) (NDF)	319,914	34,824	327,808	45,352	-	11,716
	-	-	(37,262)	(19,580)	-	37,262

The amount payable of R$37,262 is recognized in the "unrealized losses on derivatives" account on the balance sheet. During the period of Nine months ended on September 30, 2010 the Company recognized a financial loss of R$42,674, under the heading of “losses on hedging/swaps”.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

September 30, 2010

(In thousands of reais)

15.  Financial instruments - Continued

c) Risks that effectively raise the sensitivity of the business of the Company - Continued

Foreign exchange rate risk - Continued

The following table shows the sensitivity analysis of the Company’s management and effect of cash operations with financial derivative instruments outstanding on September 30, 2010:

Scenario - currency appreciation (R$/ US$) and higher interbank rate (CDI)

Operations	Probable Scenario	Adverse Scenario	Remote Scenario
Dollar vs. CDI	(25,546)	(102,283)	(180,760)
NDF	(11,716)	(83,074)	(155,397)

Scenario - depreciation of Brazilian currency (R$/ US$) and lower CDI rate

Operations	Probable Scenario	Adverse Scenario	Remote Scenario
Dollar vs. CDI	(25,546)	54,689	133,167
NDF	(11,716)	61,588	133,912

1 – U.S. dollar (U $) vs. CDI

On September 30, 2010, the Company has 48 contracts of this type, whose notional aggregate value is US$188,200 thousand due between October 2010 and August 2013, with an active position (bought) in dollars and a passive position (sold) in CDI, whose aim is to make the short-term debt, denominated in dollars, in a debt indexed to the CDI.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

September 30, 2010

(In thousands of reais)

15.  Financial instruments – Continued

c) Risks impacting the business of the Company – Continued

Foreign exchange rate risk– Continued

The probable scenario assumes an exchange rate of R$1.7053 = US$ 1, and a CDI rate of 10.61% per annum, while the possible adverse scenario would be the Brazilian real appreciating against the dollar by 25% (R$1.2790), and a 25% (13.26%) increase in the CDI, generating a loss of R$102,283. For the remote adverse scenario, in which the Brazilian real appreciates 50% against the dollar (R$0.8527), with the CDI rate also rising 50% (15.92%), the Company would show a loss of R$180,760, in relation to the above mentioned outstanding contracts.

The "possible" adverse scenario has the Brazilian real devalued against the dollar by 25% (R$2.1316) and the CDI rate falling 25% (7.96%), generating a gain of R$54,689, For the remote adverse scenario, in which there is a devaluation of the Brazilian real against the dollar of 50% (R$2.5580), with the CDI rate reduced 50% (5.31%), the Company would record a gain of R$133,167, in relation to the above mentioned outstanding contracts.

2 – NDF (Non Deliverable Forward)

The Company holds 38 contracts of this type with a total long position in dollars in the notional value of US$187,000 thousand maturing between October 2010 and December 2011. The probable scenario reflects the BMF quotation on September 30, 2010, of R$1.7053/ US$1. The possible adverse scenario would involve appreciation of the Brazilian real against the dollar by 25% (R$1.2790) or the devaluation of the Brazilian real against the dollar of 25% (R$2.1316/ US$ 1), while the remote adverse scenario would involve the Brazilian real appreciating against the dollar by 50% (R$0.8527/ US$ 1) or the devaluation of the Brazilian real against the dollar by 50% (R$2.5580/ US$ 1).

In the probable scenario of the appreciation of the Brazilian real, the Company would show a loss of R$11,716, if it had settled its contracts on September 30, 2010, while in the adverse scenario the Company would have had a loss of R$83,074. For the remote scenario, the loss would be R$155,397.

In the probable scenario of the Brazilian real depreciating, the Company would have a loss of R$11,716, if it had settled its contracts on September 30, 2010, while in the adverse scenario the Company would have a loss of R$61,588, and in the remote scenario there would be a gain of R$133,912.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

September 30, 2010

(In thousands of reais)

15.  Financial instruments – Continued

c) Risks impacting the business of the Company – Continued

Foreign exchange rate risk– Continued

2 – NDF (No-delivery Forward Contract) - Continued

On September 30, 2010, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company's results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates (CDI and/or TJLP).

The Company's exposure to fluctuating interest rates as of September 30, 2010 is shown below:

Debentures – 6th issue	600,804
Finame	67,939
Liability exposure	668,743

Financial investments denominated in reais (cash equivalents)	560,033
Exposure	(108,710)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

September 30, 2010

(In thousands of reais)

15.  Financial instruments – Continued

c) Risks impacting the business of the Company – Continued

Credit Risk

The financial instruments, which subject the Company to credit risks, are mainly represented by cash equivalents and receivables. The Company maintains cash and cash equivalents with a number of financial institutions and do not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-line private securities with low risk ratings as per the guidelines set by the Company. Management of the centralized fund's portfolio is provided by Itaú Unibanco Asset Management - Banco de Investimento S.A.

Custody and control of the funds are under the responsibility of Banco Itaú, and risk management is performed by Risk Office. The Company's management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated in subscriber accounts receivable and is limited by the large number of subscribers that comprise the Company’s clients basis.

Debt acceleration risk

The Company’s loan agreements, financing and debentures include the debt covenants normally applicable to these types of transactions, in relation to its complying with economic and financial indices, cash flow requirements and others. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

September 30, 2010

(In thousands of reais)

15.  Financial instruments – Continued

c) Risks impacting the business of the Company – Continued

Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts, The table below shows payments required for financial liabilities on September 30, 2010.

The amounts presented below include principal and interest payments calculated using the dollar exchange rate at September 30, 2010 (R$1.6942/US$ 1) for the debt denominated in US dollars (Global 2020 and Banco Inbursa). The debentures and bank credit notes (Banco Itaú BBA), which are denominated in Brazilian reais and are subject to interest based on the interbank rate (CDI), were forecasted based on the yield curve for their respective payment dates, in accordance with the indices  provided by BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Brazilian stock exchange). The Finame loan was estimated based on the long-term interest rate (TJLP) of 6.0% + 3.15% per year for the entire period and fixed rate between 4.5% and 5.5% per year.

Year of Maturity	FINAME	Perpetual Notes	Global Notes 2020	Banco Inbursa	Debentures	TOTAL

2011	20,135	28,242	50,817	31,377	72,710	203,281
2012	19,052	28,242	50,817	31,377	211,480	340,968
2013	11,576	28,242	50,817	31,377	192,520	314,532
2014	4,636	28,242	50,817	31,377	173,460	288,532
2015	3,579	28,242	50,817	31,377	154,450	268,465
2016	3,386	28,242	50,817	31,377	-	113,822
2017-2020	438	112,968	770,831	401,593	-	1,285,830
Total	62,802	282,420	1,075,733	589,855	804,620	2,815,430

The table shows only the estimated interest payments for the Perpetual Notes, with principal being excluded as there is no maturity date.

Interest payments for the US Dollar denominated debt (Global Notes 2020 and Perpetual Notes) include withholding taxes, is in accordance with the current law.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

September 30, 2010

(In thousands of reais)

16. Subsequent Event

On October 7,  2010, the shareholder Empresa Brasileira de Telecomunicacoes S.A. - Embratel acquired 143,853,436 preferred shares of the Company through a voluntary tender public offer of shares (IPO) at a unit price of R$23.00, passing to hold 70.5% of the shares of that class. Under the IPO notice, the holders of the remaining preferred stock may sell their shares to Embratel until January 13, 2011 by the Tender Offer price adjusted by variation in the reference rate - TR monthly.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 27, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.